United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 4, 2011
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 4, 2011, MGE Energy, Inc. (the Company) issued a press release announcing its third-quarter 2011 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 4, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: November 4, 2011

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated November 4, 2011

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 4, 2011.

EXHIBIT 99.1

News

MGE Energy Reports Third-Quarter Earnings

Madison, Wis., Nov. 4, 2011—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Sept. 30, 2011, of $21.0 million or 91 cents per share, compared to $19.9 million or 86 cents per share for the same period in the prior year.

During the third quarter of 2011, the company experienced a 1.9% increase in electric sales reflecting higher customer demand driven by warmer-than-normal weather in July 2011, compared to the same period in the prior year. The average temperature in July 2011 was 76.9 degrees compared to normal average temperature of 71.7 degrees. In July 2010 the average temperature was 74.9 degrees. Ongoing efforts to contain costs have also contributed to higher earnings during the quarter. In addition, the Elm Road Unit 2 entered commercial operation in January 2011.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 139,000 customers in Dane County, Wis., and purchases and distributes natural gas to 143,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per-share amounts)
(Unaudited)

Three Months Ended Sept. 30,	**2011**	**2010**
Operating revenue	$133,572	$127,938
Operating income	$36,334	$34,352
Net income	$21,038	$19,909
Earnings per share (basic and diluted)	$0.91	$0.86
Weighted average shares outstanding (basic and diluted)	23,114	23,114

Nine Months Ended Sept. 30,	**2011**	**2010**
Operating revenue	$415,436	$396,663
Operating income	$90,429	$76,249
Net income	$51,544	$45,721
Earnings per share (basic and diluted)	$2.23	$1.98
Weighted average shares outstanding (basic and diluted)	23,114	23,114

Contact:
Steve Kraus
Manager - Media Relations
608-252-7907 | skraus@mge.com